December 9, 2019	Filed pursuant to Rule 433 Registration Statement Nos. 333-226485 and 333-226485-02

PRICING TERM SHEET

U.S.$500,000,000 3.067% Fixed Rate Guaranteed Notes due 2050

Issuer:	BP Capital Markets America Inc. (“BP Capital America”)

Guarantor:	BP p.l.c. (“BP”)

Title:	Fixed Rate Guaranteed Notes due 2050 (the “Notes”)

Total Principal Amount Being Issued:	$500,000,000

Denomination:	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	December 13, 2019

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	March 30, 2050

Day Count:	30/360

Day Count Convention:	Following Unadjusted

Interest Rate:	3.067% per annum

Date Interest Starts Accruing:	December 13, 2019

Interest Payment Dates:	March 30 and September 30 of each year, subject to the Day Count Convention.

First Interest Payment Date:	March 30, 2020 (short first coupon)

Treasury Benchmark:	2.250% due August 15, 2049

US Treasury Yield / Price:	2.267% / 99-20

Spread to Treasury:	T+80 bps

Re-offer Yield:	3.067%

Business Day:	Any week day on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The Notes are unsecured and unsubordinated and will rank equally with all of BP Capital America’s other unsecured and unsubordinated indebtedness.

Regular Record Dates for Interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of Additional Amounts:	In the event that BP is required to withhold any taxes by the laws of the jurisdiction in which BP is incorporated from a payment under the guarantee, BP will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the Notes to which you are entitled.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although neither BP Capital America nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 19 of the prospectus and as described below under “Redemption at the Option of BP Capital America” and “Redemption at the Option of the Holder”. The provision for optional tax redemption described in the prospectus will apply in respect of changes in tax treatments occurring after December 9, 2019.

Redemption at the Option of BP Capital America:	On or after March 31, 2025 and prior to September 30, 2049 (the date that is six months prior to the scheduled maturity date for the Notes), BP Capital America has the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such notes matured on September 30, 2049 (not including any portion of payments of interest accrued and unpaid to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus in either case accrued and unpaid interest to the date of redemption. On or after September 30, 2049 (the date that is six months prior to the scheduled maturity date for the Notes), BP Capital America has the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption. For purposes of determining the optional redemption price, the following definitions are applicable. “Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. “Comparable treasury issue” means the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. “Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. “Quotation agent” means one of the reference treasury dealers appointed by BP Capital America “Reference treasury dealer” means Citigroup Global Markets Inc. or one of its affiliates, which is a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), and its respective successors, and two other primary treasury dealers selected by BP Capital America, provided, however, that if any of the foregoing shall cease to be a primary treasury dealer, BP Capital America shall substitute therefor another primary treasury dealer. “Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

Redemption at the Option of the Holder:	Holders of the Notes have the right to elect to have BP Capital America redeem the Notes in whole or in part in increments of $1,000 on March 30, 2025 at a price equal to 94.022% of the principal amount of the Notes to be redeemed together with accrued interest to such date. If the Notes are held in book-entry form through DTC, then in order to exercise the option to redeem the Notes, a beneficial holder of the Notes must (i) instruct its direct or indirect participant through which it holds an interest in the Notes to notify the trustee of its election to exercise its repayment option in accordance with the then-applicable operating procedures of DTC and (ii) provide an email notice of such holder’s intention to exercise its option to redeem the Notes to gtreasuryp54@bp.com. In order for the exercise of the option to be effective and the Note to be repaid, such notice must be delivered to the trustee through DTC during the period from and including January 30, 2025 to and including the close of business on February 28, 2025 (or, if February 28, 2025 is not a business day, the next succeeding business day). DTC must receive any such notice from its participants in time to exercise such repayment option request in accordance with their applicable operating procedures and the terms of the Notes. Different firms have different deadlines for accepting instructions from their customers. The beneficial holder should consult the direct or indirect participant through which it holds an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the Notes are not held in book-entry form, then in order for the exercise of the option to be effective and a Note to be repaid, BP Capital America must receive, at the office of the trustee located at The Bank of New York Mellon Trust Company, N.A., 2 North LaSalle Street, Suite 700, Chicago, Illinois 60602 Attention: Corporate Trust Administration, with a copy (which shall not constitute notice) sent to gtreasuryp54@bp.com, during the period from and including January 30, 2025 to and including the close of business on February 28, 2025 (or, if February 28, 2025 is not a business day, the next succeeding business day), such Note, together with the form entitled “Option to Elect Repayment” attached to such Note duly completed. Exercise of the repayment option by the holder of a Note shall be irrevocable. No transfer or exchange of any Note (or, in the event that any Note is to be repaid in part, such portion of the Note to be repaid) will be permitted after exercise of the repayment option.

Sinking Fund:	There is no sinking fund.

Further Issuances:	BP Capital America may, at its sole option, at any time and without the consent of the then existing Note holders issue additional notes in one or more transactions subsequent to the date of the related prospectus supplement dated December 9, 2019 with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the Notes issued pursuant to the prospectus supplement. These additional notes will be deemed part of the same series as the Notes issued pursuant to the prospectus supplement and will provide the holders of these additional notes the right to vote together with holders of the Notes issued pursuant to the prospectus supplement, provided that such additional notes will be issued with no more than de minimis original issue discount or will be part of a “qualified reopening” for U.S. federal income tax purposes.

Public Offering Price:	Per Note: 100.000%; Total: $500,000,000

Underwriters’ Discount:	Per Note: 0.300%; Total: $1,500,000

Proceeds, Before Expenses, to Us:	Per Note: 99.700%; Total: $498,500,000

Underwriter:	Citigroup Global Markets Inc.	($500,000,000)

CUSIP Number:	10373Q BF6

ISIN:	US10373QBF63

*  *  *  *  *  *  *  *

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA.

We expect that delivery of the Notes will be made to investors on or about December 13, 2019 (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any date prior to two business days before delivery will be required, by virtue of the fact that the securities initially will settle in T+4, to specify any alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to make such trades should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.